(Not for Distribution to US newswire Services or for dissemination in the United States)

Evolving Gold Commences Phase One Drill Program on
Rattlesnake Hills Gold Mineralized Diatreme Complex

Vancouver, British Columbia, 6/24/2008: Evolving Gold Corp. (TSX-V:EVG) (OTCBB:EVOGF) is pleased to announce the commencement of the Phase One drill program on its 100% owned Rattlesnake Hills Diatreme Complex Project in Wyoming, designed to expand the gold mineralization indicated by previous drilling. Evolving has two diamond drilling core rigs on site to undertake the 7,000 m (23,000 ft) drill program.

Phase One drilling will focus on the North Stock diatreme breccia which measures approximately 700 m (2,300 ft) in diameter as well as the 900 m (2,950 ft) long and 400 m (1,310 ft) wide Antelope graben extending southward from the diatreme. Evolving expects that at least one hole will test the 500 m (1,640 ft) diameter South Stock alkaline intrusion at the southern terminus of Antelope Graben. Evolving will drill fans of holes at the North Stock diatreme breccia from an array of pads on approximate 125 m (410 ft) centers to a vertical depth of 500 m (1,640 ft).

Evolving has identified a second diatreme with a diameter of 900 m (2,950 ft) immediately northeast of the known, North Stock diatreme. The second diatreme displays similar alteration to the North Stock diatreme and covers a mapped footprint of alteration encompassing at least 1.5 square kilometers (0.58 square miles). Phase Two drilling will include the second diatreme.

Evolving has staked an additional 243 ha (600 acres) increasing its total land position at the Rattlesnake Project to approximately 1,578 ha (3,900 acres).

Historical results (not 43-101 compliant) of the breccias of the diatreme and graben have encountered drill intercepts including 149 m (489 ft) @ 1.62 g/t Au, 75 m (246 ft) @ 1.28 g/t Au, 60 m (197 ft) @ 1.05 g/t Au, and 101 m (331 ft) @ 0.78 g/t Au. Approximately 60% of the historic holes terminate in mineralization.

The Rattlesnake Hills are host to an Eocene alkaline volcanic field covering about 260 square kilometers (100 square miles) which is part of the greater Rocky Mountain “alkalic” gold province stretching from British Columbia to northern Mexico. Other similar volcanic complexes in this belt host a number of large gold deposits such as Cripple Creek-Victor, Colorado, Zortman-Landusky, Montana and Ortiz, New Mexico. Of all the known alkaline volcanic centers in this belt, Rattlesnake Hills is one of the least explored.

On its North Carlin District Properties, Evolving is completing its initial drilling program at Sheep Creeks and has completed induced polarization (IP) geophysical surveys and mercury vapor geochemical surveys on the Sheep Creeks property and on its 100% owned Jake Creek property.

About Evolving Gold Corp.

Evolving Gold is actively exploring nine separate gold properties, primarily in known, producing gold trends in the SW USA. In total, Evolving holds over 36,400 ha (90,000 acres) of exploration lands.

Evolving owns 100% of the Rattlesnake Hills Diatreme Complex in Wyoming (see press release 1/18/2008). Evolving has entered into a lease agreement with Newmont Mining Corporation on four prospective gold properties (North Carlin District Properties) located within the prolific Carlin Gold Trend (see press release 12/5/2007).

The Company has drills operating at their North Carlin District Properties and has completed first round drilling at the Malone Gold/Silver Project (NM) (see press release 3/4/2008) and Fisher Canyon (NV) (see press release 2/1/2008).

Evolving Gold is continuing its drilling and acquisition strategy.

In compliance with National Instrument 43-101, Robert W. Barker, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

On behalf of Evolving Gold Corp.
“Robert Bick”
Robert Bick
CEO and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct: (604) 685-6375
Toll Free: (866) 604-3864
www.EvolvingGold.com

OR

Miranda Bradley, Investor Relations
miranda@evolvinggold.com
Direct (416) 996-0238

OR

Renmark Financial Communications Inc.
Christopher Wells: cwells@renmarkfinancial.com
Barry Mire: bmire@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF